UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                              CORECOMM INCORPORATED
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                  21868N106000
                                 (CUSIP Number)

                                 Karen C. Manson
                                    Secretary


                            Lehman Brothers Holdings
                                  Inc. 3 World
                             Financial Center, 24th Floor
                               New York, NY 10285

                                  (212) 526-1936
            (Name, Address and Telephone Number of Person Authorized
                                       to


                       Receive Notice and Communications)

                                  July 1, 1997

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE.

CUSIP No. 21868N106000


1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
       -0-

8)   Shared Voting Power
       174,268

9)    Sole Dispositive Power
       -0-

10)  Shared Dispositive Power
       174,268

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      174,268

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     ----------------------------------------------------------------
       [ ]

13)  Percent of Class Represented by Amount in Row 9
     -----------------------------------------------
       1.32%

14)  Type of Reporting Person
       HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 1, 1997


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Vice President and
           Secretary

CUSIP No.
21868N106000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Finance S.A.



2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
      Switzerland

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)    Sole Voting Power
        -0-

8)    Shared Voting Power
        -0-

9)    Sole Dispositive Power
       -0-

10) Shared Dispositive Power
       -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
       -0-

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      [ ]

13) Percent of Class Represented by Amount in Row 9
      0.00%

14) Type of Reporting Person
       CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 1, 1997


Lehman Brothers Finance S.A.
By:  /s/ Karen C. Manson
         -------------------
Name:  Karen C. Manson
Title:    Authorized Signatory

Schedule 13D

Item 1.  Security and Issuer

          No Change.

Item 2.  Identity and Background

          No Change.

Item 3.  Source of Funds or Other Consideration

         See Item 4.

Item 4.  Purpose of Transaction

         On July 1, 1997 LBF sold in the ordinary course of its business an aggregate of 930,000 shares of Common Stock of CoreComm at $17.00 per share to Baron Asset Fund.

Item 5.  Interest in Securities of the Issuer

         (a) Holdings indirectly holds 174,268 shares of CoreComm Common Stock, representing 1.32% of CoreComm Common Stock. These shares are LBI, its directly held by broker-dealer subsidiary, in the ordinary course of its business.

         (b) LBI has sole voting power and sole investment power over its shares. Holdings has shared voting power and shared investment power of the shares held by its subsidiary.

         (c)      See Item 4.

         (d)      No Change.

         (e) This statement is being filed to report that as of July 1, 1997, the Reporting Persons ceased to be the beneficial owners of more than 5% of the class of securities covered by this report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          No Change.

Item 7.   Material to be Filed as Exhibits.

          No Change.

                                                                  APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of                                          New York, NY 10285
Lehman Brothers Holdings Inc.

Hideichiro Kobayashi*                          Lehman Brothers Holdings Inc.
General Manager for the Americas                 3 World Financial Center
of Nippon Life                                      New York, NY 10285

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

Masataka Shimasaki*                          Lehman Brothers Holdings Inc.
Director and General Manager for                3 World Financial Center
the Americas of Nippon Life                        New York, NY 10285



                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285


Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                          LEHMAN BROTHERS FINANCE S.A.

                               BOARD OF DIRECTORS


NAME                                                  BUSINESS ADDRESS

Peter A. Gamester*                                  Lehman Brothers Inc.
Director                                               One Broadgate
                                                  London EC2M 7HA, England

Heinz Schmid                                        Lehman Brothers Inc.
Director                                           13 Route de Florissant
                                                 1211 Geneva 12 Switzerland

Eric W. Fiechter                                    Lehman Brothers Inc.
Director                                           13 Route de Florissant
                                                 1211 Geneva 12 Switzerland

-----
Above individuals are citizens of Switzerland except those individuals with an * who are citizens of the United Kingdom.